Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252964

PROSPECTUS SUPPLEMENT NO.1

(To the Prospectus dated March 4, 2021)

Up to 84,211,418 Shares of Common Stock

Up to 13,250,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 3,250,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated March 4, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252964). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 14, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 13,250,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of (i) up to 3,250,000 shares of Common Stock that are issuable upon the exercise of 3,250,000 warrants (the “Private Placement Warrants”) originally issued in a private placement to the initial stockholders of Novus Capital Corporation (the “Novus Initial Stockholders”) and EarlyBirdCapital, Inc. and certain of its designees (together with the Novus Initial Stockholders, the “Sponsors”) in connection with the initial public offering of Novus Capital Corporation (“Novus”) and (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of Novus.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 84,211,418 shares of Common Stock consisting of (a) up to 37,500,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on September 28, 2020, (b) up to 2,650,000 shares of Common Stock issued in a private placement to the Sponsors in connection with the initial public offering of Novus, (c) up to 3,250,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants, (d) up to 3,242,336 shares of Common Stock issued upon the conversion of certain convertible promissory notes issued by AppHarvest Operations, Inc. (f/k/a AppHarvest, Inc.) and (e) up to 37,569,082 shares of Common Stock pursuant to that certain Amended and Restated Registration Rights Agreement, dated January 29, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and (ii) up to 3,250,000 Private Placement Warrants.

The Common Stock and Public Warrants are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “APPH” and “APPHW,” respectively. On April 13, 2021, the last reported sales price of our Common Stock on Nasdaq was $16.42 per share and the last reported sales price of our Warrants was $5.88.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. We are incorporated in Delaware as a public benefit corporation. See "Prospectus Summary — Public Benefit Corporation" in the Prospectus.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated April 14, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 9, 2021

AppHarvest, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39288	82-5042965
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Appalachian Way Morehead, KY	40351
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (606) 653-6100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	APPH	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	APPHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of James David Vance from the Board of Directors

On April 9, 2021, James David Vance notified the Board of Directors (the “Board”) of AppHarvest, Inc. (the “Company”) of his resignation from the Board and all committees thereof effective as of April 12, 2021. Mr. Vance’s decision to leave the Board was not the result of any disagreement between the Company and Mr. Vance on any matter relating to the Company’s operations, policies, or practices.

Appointment of Ciara A. Burnham and R. Geof Rochester to the Board of Directors

On April 12, 2021, the Board appointed Ciara A. Burnham and R. Geof Rochester to serve as directors of the Company. The Board also appointed Ms. Burnham to serve as a member of the Nominating and Corporate Governance Committee of the Board and as a member of the Audit Committee of the Board.

There is no arrangement or understanding between either Ms. Burnham or Mr. Rochester and any other person pursuant to which either of them was selected as a director of the Company, and there is no family relationship between Ms. Burnham and Mr. Rochester and any of the Company’s other directors or executive officers.  The Company is not aware of any transaction involving Ms. Burnham requiring disclosure under Item 404(a) of Regulation S-K. Mr. Rochester is currently employed by the Company as its Chief Marketing Officer, a position he has held since August 2020, and has resigned from that position effective April 16, 2021 in connection with his appointment to the Board. In that capacity, he received $59,911 in salary ($185,000 base salary prorated for his period of employment) and a $863,394 long-term incentive award of restricted stock units in the year ended December 31, 2020. Mr. Rochester also provided consulting services to the Company from July 2019 to August 2020, for which he received cash compensation totaling $56,767 from January 2020 through August 2020. The Company and Mr. Rochester intend to enter into a consulting agreement pursuant to which he will receive cash compensation equal to approximately $15,500 per month for six months. Additional information about Ms. Burnham and Mr. Rochester is set forth below.

Ciara A. Burnham, age 54, currently serves as an advisor to Athena Technology Acquisition Corp., a position she has held since March 2021. From January 2019 to December 2020, Ms. Burnham served as a Partner and member of the Management Committee of QED Investors. From 1997 to January 2019, Ms. Burnham held a number of positions with Evercore, including Senior Managing Director and Chief Executive Officer of Evercore Trust Company N.A. Ms. Burnham received an A.B. from Princeton University and an M.B.A from the Columbia Business School.

R. Geof Rochester, age 61, currently serves as the Chief Marketing Officer of the Company, a position he has held since August 2020, and as the Founder of and Strategic Advisor for GRC Advising, which he founded in January 2018. Mr. Rochester previously served as a consultant of the Company from July 2019 to August 2020. He also served as the Managing Director of The Nature Conservancy from 2010 to 2017 and as its Chief Marketing Officer and from 2013 to 2017. Mr. Rochester received a B.S. in Business Administration from Georgetown University and a M.B.A. from the Wharton School of the University of Pennsylvania.

Each of Ms. Burnham and Mr. Rochester will be entitled to receive a $75,000 annual retainer for service as director. At each annual stockholder meeting following which their respective terms as a director continues, each of Ms. Burnham and Mr. Rochester will be entitled to receive a restricted stock unit award having a value of $100,000 which will vest in full on the date of the following year’s annual meeting of the Company’s stockholders (or the date the date immediately preceding the date of the following year’s annual meeting if her or his, as applicable, service as a director ends at such meeting as a result of her or his, as applicable, failure to be re-elected or not standing for re-election), subject to continuous service as of such date and subject further to acceleration of vesting upon a change in control. Ms. Burnham and Mr. Rochester have also entered into the Company’s standard form of indemnification agreement.

Change in Officer Designation

On April 12, 2021, the Board determined that the duties and responsibilities of Marcella Butler have evolved such that she is no longer an “officer” within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or an “executive officer” within the meaning of Rule 3b-7 under the Exchange Act. She remains employed by the Company and her title has been changed from Chief Operating Officer to Chief People Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AppHarvest, Inc.

Dated: April 14, 2021

	By:	/s/ Loren Eggleton
Loren Eggleton
Chief Financial Officer